Exhibit 99.2

ALGONQUIN POWER & UTILITIES CORP.

(a corporation created under the laws of Canada)

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders of Algonquin Power & Utilities Corp. (the “Corporation” or “APUC”) will be held on Wednesday, June 23, 2010 at 4:00 p.m. (Eastern Time) at the Homewood Suites, 2095 Winston Park Drive, Oakville, Ontario, for the following purposes:

1.	to receive the financial statements of the Corporation for the fiscal period ended December 31, 2009, together with the report of the auditors thereon;

2.	to re-appoint auditors and authorize the directors of the Corporation (the “Directors”) to fix the auditors’ remuneration;

3.	to elect the Directors as set out in the Corporation’s management information circular (the “Circular”) dated May 20, 2010;

4.	to consider, and if thought advisable, pass a resolution to, among other things, internalize the management of the Corporation as more fully described in the Circular;

5.	to consider, and if thought advisable, pass a resolution to approve the Corporation’s shareholder rights plan as more fully described in the Circular;

6.	to consider, and if thought advisable, pass a resolution to approve the Corporation’s new stock option plan as more fully described in the Circular; and

7.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Oakville, Ontario this 20th day of May, 2010.

By order of the Directors

(Signed)	“Kenneth Moore”

If you are unable to attend the Meeting in person, please complete, sign and return the enclosed form of proxy to the Corporation, c/o CIBC Mellon Trust Company, in the envelope provided for that purpose, or deliver it by hand to the Corporation, c/o CIBC Mellon Trust Company, 320 Bay Street, Ground Floor, Toronto, Ontario, M5H 4A6, so as to arrive not later than 4:00 p.m. (Eastern Time) on June 21, 2010 or deposit it with the chair of the Meeting before the commencement of the Meeting.